UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

September 21, 2022

Date of Report (Date of earliest event reported)

MANA CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41097	87-0925574
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 The Green, Suite 12490, Dover, Delaware	19901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (302) 281-2147

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, par value $0.00001, one-half of one redeemable warrant and one right to acquire 1/7th of one share of common stock	MAAQU	The Nasdaq Stock Market LLC
Common Stock, par value $0.00001	MAAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one-half of one share of common stock	MAAQW	The Nasdaq Stock Market LLC
Rights, each to receive one-seventh (1/7) of one share of common stock	MAAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on May 27, 2022, Mana Capital Acquisition Corp., a special purpose acquisition company incorporated under the laws of the state of Delaware (“Mana”) entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Cardio Diagnostics, Inc. (“Cardio”), a Delaware corporation, Mana Merger Sub Inc., a wholly owned subsidiary of Mana (“Merger Sub”), and Meeshanthini (Meesha) Dogan, in her capacity as the representative of the Cardio shareholders. Pursuant to the terms of the Merger Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, (i) Merger Sub will merge with and into Cardio, with Cardio surviving the merger in accordance with the Delaware General Corporation Law as a wholly-owned subsidiary of Mana Capital; and (ii) Mana Capital will change its name to Cardio Diagnostics Holdings Inc. (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”).

On September 21, 2022, Cardio announced by press release that the U.S. Patent and Trademark Office has issued to the University of Iowa Research Foundation (“UIRF”) a patent which is exclusively licensed to Cardio, and that was co-invented by Cardio founders, Meesha Dogan, Ph.D., and Robert Philibert, MD Ph.D., the Chief Executive Officer and Chief Medical Officer of the Company, respectively. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

The information set forth in this Item 7.01 (including the press release filed as Exhibit 99.1) is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information and Where To Find It

In connection with the proposed Business Combination, Mana Capital has filed a registration statement on Form S-4 containing proxy materials in the form of a proxy statement with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of Mana Capital’s common stock in connection with Mana Capital’s solicitation of proxies for the vote by Mana Capital’s stockholders with respect to the proposed Business Combination and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to Cardio’s stockholders in connection with the proposed Business Combination. After the Form S-4 has been declared effective, Mana Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Mana Capital, Cardio and the proposed Business Combination. Additionally, Mana Capital will file other relevant materials with the SEC in connection with the Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Securityholders of Mana Capital are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Participants in the Solicitation

Mana Capital and Cardio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mana Capital’s executive officers and directors in the solicitation by reading Mana Capital’s Form S-4 and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information about the directors and executive officers of Mana Capital is set forth in Mana Capital’s annual report for the year ended December 31, 2021 on Form 10-K (the “Form 10-K”), which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Business Combination is set forth in the Form S-4. These documents can be obtained free of charge at www.sec.gov.

Cardio and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mana Capital in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Form S-4 filed in connection with the proposed Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Mana Capital or Cardio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

This Current Report on Form 8-K and the presentation material furnished herewith include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Mana Capital and Cardio’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mana Capital’s and Cardio’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Mana Capital’s and Cardio’s control and are difficult to predict. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Mana Capital and its management, and Cardio and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Mana Capital or Cardio following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Mana Capital or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain the listing of the common stock of the post-acquisition company on the Nasdaq Stock Market or any alternative national securities exchange following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (10) the ability of Cardio to successfully increase market penetration into its target markets; (11) the addressable markets that Cardio intends to target do not grow as expected; (12) the inability to protect Cardio’s intellectual property; (13) Cardio’s projected financial results and meeting or satisfying the underlying assumptions with respect thereto; (14) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Mana Capital’s securities; (15) changes in applicable laws or regulations; (16) the possibility that Cardio may be adversely affected by other economic, business, and/or competitive factors; (17) the impact of COVID-19 on the combined company’s business; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Mana Capital’s Form S-1 (File No. 333-260360), Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and registration statement on Form S-4 with the SEC (File No. 333-265308), as amended, which is subject to change and will include a document that serves as a prospectus and proxy statement of Mana Capital, and other documents filed by Mana Capital from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Mana Capital cautions that the foregoing list of factors is not exclusive. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Mana Capital does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits

The following exhibit is attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description
99.1	Press Release dated September 21, 2022**.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Mana Capital Acquisition Corp.

Dated: September 21, 2022	By:	/s/ Jonathan Intrater
	Name:	Jonathan Intrater
	Title:	Chief Executive Officer